Filed by Synovus Financial Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FCB Financial Holdings, Inc.

SEC File No.: 001-36586

Filer’s SEC File No.: 001-10312

Date: August 1, 2018

This filing includes an investor presentation issued by Synovus Financial Corp. on August 1, 2018.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,”

“project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Investor Update August 1st, 2018 RGB 49-135-188 RGB 230-30-35 RGB 0-181-212 RGB 177-177-177 RGB 0-169-142 RGB 40-40-40 RGB 143-14-86 RGB 212-61-79 RGB 59-61-61

Forward Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’s and FCB Financial Holding’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in Synovus’s and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus and FCB shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Important Additional Information In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Synovus shareholders and FCB stockholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

SYNOVUS

Synovus to Merge with Florida Community Bank

Results in a *stronger company*, with *elevated growth* and meaningful *value creation*

Stronger Company

- **#1 Mid-Cap Bank in the Southeast**
  - Adds high performing senior leaders and producers
  - Ability to leverage existing investments across a broader footprint
  - Meaningful scale in the Southeast with $36bn in deposits

Elevated Growth

- **Elevates growth profile through deepened presence in high growth Florida markets**
  - Merger with high quality, high growth Florida bank
  - Complementary products and capabilities attract and deepen customer relationships
  - Significantly strengthens our Florida footprint, which becomes >1/3 of pro forma franchise

Value creation

- **Enhances profitability and returns while reducing risk profile**
  - **EPS accretion:** 6.5%+ GAAP / 8.4%+ Cash in 2020E; **TBV earnback:** <2 years
  - **Returns:** ~17% 2020E ROATCE (up 150bps+) / ~17% IRR
  - **Risk profile:** Reduces risk through diversified geographic footprint
  - **Capital**: Transaction neutral to CET1; enhances forward distribution plans

Low risk transaction consistent with stated M&A criteria

Strategically compelling ✓	*EPS accretion: Mid to high single digits* ✓	*Earnback: <3 years* ✓

Source: FactSet, S&P Global Market Intelligence and Wall Street consensus estimates.
Note: Pro forma deposits as of June 30, 2018. Excludes any pro forma adjustments. Market data as of July 23, 2018. Mid-cap banks in Southeast states include AL, FL, GA, KY, LA, MS, NC, SC, TN, VA, WV between $10-$50bn in assets.

1

Transaction Summary

Transaction Consideration	■ $58.15 per FCB share; aggregate consideration of $2.9bn ■ Fixed exchange ratio of 1.0550x per Synovus share; 100% stock ■ FCB warrants and options to be exchanged into comparable Synovus warrants and options ■ ~70% Synovus shareholders / ~30% FCB shareholders
Pricing Metrics	■ 13.5x 2019E EPS ■ 2.3x tangible book value per share
Governance	■ Kent Ellert, President and CEO of FCB, will be named EVP of Synovus Financial and President of the Florida market ■ Agreements in place with key leadership ■ Synovus Board unchanged as a result of the transaction
Required Approvals	■ Approval of Synovus and FCB shareholders ■ Customary regulatory approvals
Expected Close	■ Expected to close by 1st quarter of 2019

Source: Company filings, S&P Global Market Intelligence and Wall Street consensus estimates.
Note: Based on Synovus closing price of $55.12 as of July 23, 2018.

2

FCB: A High Quality, High Growth Florida Bank Source: Company filings and S&P Global Market Intelligence. Note: Financial data as of June 30, 2018. FCB Value Proposition Key Financial Highlights ($bn) #1 Florida headquartered, Florida focused community bank; primary bank for many of Florida’s leading commercial companies Relationship oriented with local decision making and personalized service Led by seasoned team of Florida bankers - averaging 20-25 years of experience Organic Growth with Strong Credit Quality Well Recognized in Industry Ranked #8 in Forbes 2018 “Best Banks in America” Loans Deposits +24% CAGR +27% CAGR Organic CAGR: 22% Organic CAGR: 25% Averaging <1bps of NCOs since 2015 Demand deposits +43% CAGR Ranked #6 in Bank Director Magazine's review of banks between $5bn and $50bn in assets (2017) 3

Creates Stronger Company #1 Mid-Cap Bank in the Southeast Source: S&P Global Market Intelligence. Note: Financial data as of June 30, 2018 or most recently reported quarter. Deposit breakdown as of June 30, 2017. Total pro forma deposits as of June 30, 2018. No purchase accounting adjustments assumed for Synovus + FCB. Diversified Branch Network across 5 States Sorted by $bn of Deposits $10-50bn Banks Headquartered in the Southeast (1) FCB Branches Synovus Branches Pro Forma Deposit by State ($bn) Synovus Deposits FCB Deposits (1)Banks in Southeast states include AL, FL, GA, KY, LA, MS, NC, SC, TN, VA, WV. 4

Elevated Growth Profile Deepens presence in high growth Florida markets; >1/3 of Pro Forma Franchise Source: S&P Global Market Intelligence and U.S. Bureau of Economic Analysis. Note: Southeast states include: AL, AR, FL, GA, KY, LA, MS, NC, SC, TN, VA and WV. By Gross State Product (2017). Expanding Deposit Market Share in Top MSAs Florida Market Highlights Robust Deposit Growth ($bn) Stronger Growth Profile (2) Household Income Growth Florida is the #1 economy in the Southeast; #4 in the U.S. (1) Florida and Miami have maintained steady population growth that is projected to continue Robust deposit growth across Florida MSAs Florida has over 2x the number of businesses than the next highest state in the Southeast (2) Complements footprint presence to other Southeast MSAs Represents businesses with estimated annual revenue of $5mm+ with operations in that MSA. 2018E – 2023E growth in both Median Household Income and Population Population Growth 2012 Deposits 2012–2017 Deposit Growth Dep. 5yr CAGR 6.9% 6.6% 5.3% 7.2% 7.9% # Businesses (2) 36,491 26,798 13,152 9,214 10,886 Florida MSA Other SE MSAs FCB Deposits Total MSA Deposits 2015 – 2017 Deposit CAGR 2017 FCB Deposits ($mm) $4,116 $691 $622 $460 $382 5

Elevated Growth Profile Expands Product Capabilities and Scale Source: Company filings. Key Areas of Focus Key Products and Capabilities FCB provides leading middle-market presence in Florida Greater opportunity in new, higher-growth markets Expands specialty lending capabilities (e.g. healthcare and premium finance) Sales approach aligns loan and core deposit production Emphasis on growing retail deposit share Leverage Synovus’ enhanced consumer and expanded small business lending capabilities Deploy wealth and asset management offerings into higher growth Florida markets Commercial Retail and Wealth Indicates Market Opportunity 6

Elevated Growth Profile

FCB's In-flight Efforts to Shift Deposits Toward Demand Accounts

Deposit Composition ($bn)



Demand
MMDA & Savings
NOW
Time
2015 – 2018 Q2 CAGR: 26.9%
$5.4
$7.3
$8.7
$9.9
34.2%
6.4%
36.4%
22.9%
30.3%
5.5%
38.1%
26.1%
30.1%
4.2%
34.7%
31.0%
37.4%
4.5%
27.4%
30.7%
2015Y
2016Y
2017Y
2018Q2

CAGR (2015—2018 Q2)

Time: 31.5%

MMDA & Savings: 13.3%

NOW: 9.9%

Demand: 42.7%

	2015Y	2016Y	2017Y	2018Q2
Loans / Deposits	95.6%	90.8%	92.0%	90.5%

Deposit Observations

- FCB team has in-flight initiatives designed to drive core-deposit growth - DDA growth 2015-2018 42.7% CAGR, vs 26.9% for total deposits
- Existing Synovus investments in Consumer, Small Business and Wealth Management should accelerate deposit gathering throughout FCB's footprint

Illustrative Impact to 2020E EPS (6.5% ann. accretion)



Change in FCB Deposit Cost
($0.06)
(1.4%)
+10bps
1.4%
$0.06
(10)bps
2.8%
$0.12
(20)bps
4.2%
$0.18
(30)bps

No assumed earnings uplift from improved FCB deposit costs in announced metrics

Source: Wall Street Research, FactSet, SNL Financial and Company filings.

7

Meaningful Value Creation Opportunity Enhances Profitability and Returns while Reducing Risk Profile and Being Capital Neutral Source: Company filings, S&P Global Market Intelligence and Wall Street consensus estimates. Note: Standalone CET1 as of June 30, 2018; Pro Forma CET1 as of December 31, 2018. (1)Cost of equity based on CAPM using Synovus’ historical Bloomberg adjusted beta based on regression of five years of monthly performance as compared to the broad U.S. equity market. Mid to High-Single Digit Accretion Improved ROTCE Profile (2020E) Returns above Cost of Capital Enhanced Risk Profile through Diversification 160bps (1) Total Deposits: $26bn Total Deposits: $36bn Standalone CET1: 10.1% Pro Forma CET1: 10.2% 8

Meaningful Value Creation Opportunity Low Execution Risk with Conservative Assumptions Credit mark: Gross credit mark of 1.1% ($105mm pre-tax) Rate mark to equity: Mark down on loans of $66mm pre-tax Mark up on FHLB of $11mm pre-tax Bottoms up synergy analysis Key leaders and revenue producers to remain Cost synergies: $40mm pre-tax (fully phased-in) or 26% of operating expenses; 50% in 2019, fully phased-in thereafter Revenue synergies: identified; not included in financial model Thorough Diligence Credit and Risk Other Merger expenses: $105mm pre-tax; fully accounted in TBV at close Core deposit intangible: 1.75% amortized over 10 years (sum of the years digits) Fair Value Synergies Integration Preparedness 70% loan file coverage Comprehensive regulatory/compliance program review Compatible risk appetite and framework 80+ member diligence team spanning credit, finance, tax, compliance, BSA, IT/Ops and legal Visited 100% of branch network to selectively gauge customer experience Regular engagement between the senior management teams of both institutions Well positioned having just completed “Single-Bank” and “One Brand” initiatives Preliminary mapping of systems and facilities Common core system provider Systems conversion targeted for Q1 2019 9

SYNOVUS

Credit and Risk

In-Depth Review of Commercial Credit and Policies

Commercial Loan Review


($bn)
72.1%
74.7%
73.0%
94.0%
$2.2
$2.3
$4.5
$0.1
C&I
CRE
Overall
Criticized and Classified Loans

Due Diligence Overview

- Synovus and FCB share both conservative credit policies and cultures
- Lending authority centralized within small-team of credit professionals
- Key items reviewed:
  - Recalculation of debt service coverage
  - LTV
  - Comparison to Synovus policy
  - Comparison of ALLL methodology and risk ratings
- Re-rated qualifying loans (~70% of FCB commercial loans) using Synovus' more granular Dual-Risk Rating (DRR) methodology
  - Conservative mark (~1.9x FCB LLR), informed by DRR, largely based on quantitative/financial statement review and Synovus management overlay

Extensive testing performed during due diligence confirmed that FCB closely adheres to Synovus' conservative credit policies

Source: Company filings.
Note: Financial data as of March 31, 2018.

10

Credit and Risk Review of CRE Portfolio Highlights Companies’ Similar Underwriting and Standards Source: Company filings. Note: Financial data as of most recent portfolio review. Multifamily, Office Buildings, Retail Shopping Centers and Hotels represent 80% of Synovus and 85% of FCB’s Investment Properties, respectively (1)$ in millions. Defined as relationships >$2.5mm for both Synovus and FCB; based on commitments or notes at origination. Multifamily Office Buildings Retail Shopping Centers LTV DSC Avg Loan Size (1) LTV DSC LTV DSC Hotels LTV DSC Min DSC Max LTV Avg Loan Size (1) Avg Loan Size (1) Avg Loan Size (1) 11

Review of Mortgage Portfolio Companies Maintain Similar Underwriting and Standards Source: Company filings. Note: Financial data as of March 31, 2018; (1) Synovus Physician and Private Wealth LTVs may vary by borrower Average FICO Score Due Diligence Overview Further diligence on Residential Portfolio Mortgage policies very similar to Synovus Re-underwrote meaningful portion of portfolio; sampled 100% of remainder for policy adherence Sampled for review of regulatory compliance practices Majority of FCB portfolio with shorter tenors – 7-10yr average life Min FICO Portfolio Yield Average LTV Max LTV FCB % Outstanding by FICO Band 12

Credit and Risk Aligned Credit Cultures with Similarly Strong Credit Performance Source: Company filings. FCB shows 0.86% as Other Assets Especially Mentioned; Special Mention (OAEM) inclusive of other assets classified as Pass Watch would be 2.22%. Q2 2018 FCB Synovus Non-Performing Loans 0.17% 0.47% Non-Performing Assets 0.30% 0.50% Special Mention (OAEM) 0.86% (1) 1.04% Substandard Accruing 0.23% 0.83% 30+ Days Past Due 0.12% 0.22% Net Charge-Offs (YTD) 0.00% 0.18% 13

Integration Preparedness Single Bank and One Brand Provided Extensive Bank Merger Integration Experience Single Bank and One Brand Initiatives: Consolidated 28 Synovus bank divisions into a single processing bank on the FIS core platform; subsequently converted all 28 separate brand names to Synovus Well positioned for upcoming merger with FCB; 72 IT applications were modified, resulting in reduced complex environment for integration Synovus and FCB will form a cross-functional integration team focused on team member engagement, business alignment, operational and technical mapping and customer communication FCB well prepared to assist given prior acquisition and integration experience in Florida; Kent Ellert and senior FCB team committed to leading an engaged workforce in middle-market banking throughout Florida Key Highlights Pre-”Single Bank” and “One Brand” Current Single FIS Core Platform Brand: Platform: 14

Summary Observations A Merger with FCB Results in… A Stronger Company Elevated Growth Meaningful Value Creation 1 2 3 Low risk transaction consistent with stated M&A criteria Strategically compelling EPS accretion: Mid to high single digits Earnback: <3 years ü ü ü 15

Appendix 16

Meaningful Value Creation Opportunity Well Structured Deal Offers Shared Upside Source: Company filings and FactSet. Note: Market data as of July 23, 2018. Transaction precedents for deals approximately $1bn+ since January 1, 2017. Forward P/E multiple for transaction precedents. P / 2019E (1) - (x) 13.5x 16.3x P / TBV - (x) 2.3x 2.7x EPS accretion (GAAP/Cash) - % +6.5% / +8.4% +7.0% TBVPS dilution - % (3.3%) (5.0%) TBVPS earnback (crossover) - yrs 1.75 yrs 3.10 yrs Cost savings - % 26% 35% Pricing Key Deal Metrics Precedents Median / 17

Deepens Presence in High Growth Florida Markets Source: S&P Global Market Intelligence. Note: Deposit market data as of June 30, 2017. Excludes closed banks, trust banks, broker-dealers, banks with primarily online deposits and banks with more than $1tn in deposits. Total includes 12 branches outside of Top 15 MSAs in Florida. Transaction solidifies strong presence in all Top 10 Florida MSAs (1) Regional Bank Market Statistics ($mm) Strengthened Florida Franchise FCB Branches Synovus Branches 10 75 4 95 84 Pensacola Tallahassee Jacksonville Daytona Beach Port St. Lucie Miami Naples Sarasota Orlando Tampa (1)Based on total deposits. 18

Source: S&P Global Market Intelligence. Note: Deposit data as of June 30, 2015 and June 30, 2017, respectively. FCB Deposit Growth by MSA ($ in millions) 19

Pro Forma Loan Mix Pro Forma Loan Mix of 30% CRE, 45% C&I and 25% Consumer in line with long-term targets Total Loans: $25.1bn Yield on Loans: 4.88% Total Loans: $8.9bn Yield on Loans: 4.48% Total Loans: $34.1bn Yield on Loans: 4.78% Source: Company filings and S&P Global Market Intelligence. Note: Loan composition for Synovus and FCB estimated based on Synovus’ classification as of March 31, 2018. Total loans and yield data as of June 30, 2018. Pro forma metrics exclude transaction adjustments. Synovus FCB Pro Forma Investor CRE C&D & Land 1-4 Family Comm. Owner Occ. C&I C&I Consumer RE Consumer 30% CRE 45% C&I 25% Consumer 38% CRE 34% C&I 28% Consumer 28% CRE 49% C&I 23% Consumer 20

Merger Results in Lower Concentration Risk Source: Company filings Note: Financial data as of March 31, 2018; Portfolio categories sorted by Pro Forma exposures; All Other includes: Admin, Support, Waste Mgmt, Information, Mining, Utilities, and Management Complementary mix of industries and collateral helps diversify risk C&I Concentration by Industry ($mm) CRE Concentration by Collateral Type ($mm) 21

Source: S&P Global Market Intelligence. Note: Financial data as of December 31, 2015 and June 30, 2018, respectively. (1)Pro forma calculated based on the summation of Synovus and FCB loans and deposits and percent change between December 31, 2015 and June 30, 2018. Historical Growth December 31, 2015 – June 30, 2018 ($ in millions) 22

Source: S&P Global Market Intelligence. Note: Branch information as of June 30, 2017. Reaping the benefit of significant branch investments 98% 20% Average growth in deposits per branch at FCB since 2012 vs 6% at Florida headquartered banks of FCB branches witnessed growth in deposits since 2012 vs 75% of branches at Florida headquartered banks Optimized efficiency with highest deposits per branch vs top Florida headquartered banks Industry Leading Organic Growth: Continued Branch Investments to Drive Core Deposit Growth 23

Source: Company filings. Note: Tier 1 and Total Risk Based Capital include $126.0mm of Series C Preferred Stock which will be redeemed in August 2018. Pro Forma Capital Ratios 24